ALBERO, CORP.

22 Mount Davys Rd., Cullybackey, Ballymena

Co. Antrim, Northern Ireland BT421JH

Tel. 00447751273487

February 6, 2015

Ms. Julie Griffith,

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Albero, Corp.

       Registration Statement on Form S-1

       Filed January 5, 2015

       File No. 333-201365

Dear Ms. Julie Griffith:

Albero, Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 1 to the registration statement on Form S-1 (the " Registration Statement") in response to the Commission's comments, dated January 30, 2015 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 filed with the Commission on January 5, 2015.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Our response:  There were no written communications that we, or anyone authorized to do so on our behalf, present to potential investors.

2. Please tell us the basis for your determination that the company is not a “shell company” as defined in Rule 405 of the Securities Act or revise the disclosure in your prospectus to disclose your status as a shell company if you meet that definition.

Our response:  We do not believe that Albero, Corp. is a “shell company” as described under Rule 405 of Regulation C under the Securities Act of 1933, as amended.  Rule 405 of Regulation C defines a “shell company” as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

Specifically, we do not believe that Albero, Corp. can be classified as having “no or nominal operations”.  Our management has specific knowledge and background experience in our line of business as stated in the S-1. From inception, Albero, Corp. devoted a significant amount of time to the development of its business. In furtherance of the planned business, Albero, Corp. investigated the market demand for young horses and purchased a mare. Also, we signed the Pasture Lease Agreement dated January 26, 2015. We do not believe that such activities and the various other activities we have undertaken in the furtherance of our planned business can be classified as having “no or nominal operations”.

Prospectus Summary, page 5

Albero, Corp., page 5

3. You disclose that you expect your operations to begin to generate revenues within 12 months of the completion of the offering. Disclose when you expect to breed the mare that you purchased in December, 2014, the expected gestation period for the offspring, and when you expect to be able to place the foal on the market. Alternatively, please disclose any additional plans the company has for generating revenue.

Our response:  We have revised our disclosure in accordance with the comments of the commission.

Risk Factors, page 6

4. We note that you presently have only one brood mare, and that the horse may be past prime breeding age. If material, please provide a risk factor that explains the risks associated with conducting your business with a small number of horses, and the risks of loss associated with breeding and caring for an older horse.

Our response:  We have added a risk factor that explains the risks associated with conducting our business with a small number of horses, and the risks of loss associated with breeding and caring for an older horse.

5. We note your disclosure on page 8 that your sole officer and director will only be devoting limited time to your operations, and that you do not have any other employees. Please explain who is undertaking the day to day care of the company’s horse, and whether any arrangements have been made to care for the animal when Mr. Berezhnyy is absent. Quantify the costs of such care, as well as the costs of feeding and veterinarian services.

Our response:  We have explained that Mr. Berezhnyy is undertaking the day to day care of the company’s horse, and that no arrangements have been made to care for the animal when Mr. Berezhnyy is absent in Description of Business section. We have also quantify the costs of such care, as well as the costs of feeding and veterinarian services.

Use of Proceeds, page 11

6. Please revise the table on page 11 as well as the tables on pages 12 and 15 to include a column to account for the scenario in which the company is only able to sell 25% of the shares being offered.

Our response:  We have revised the table on page 11 as well as the tables on pages 12 and 15 to include a column to account for the scenario in which the company is only able to sell 25% of the shares being offered.

Plan of Operation, page 14

7. Revise the disclosure in this section to explain the basis for your expectation that you will be able to:

•  Purchase breeding horses for approximately $2,500-3750 that will produce offspring that you can sell for significantly higher amounts; and

• Lease a field for your horses for the twelve month period for $1,000.

Our response:  We have revise the disclosure to explain the basis for these expectation.

8. Please quantify the costs of feeding, breeding, and veterinary care for one or more horses for the next twelve month period and explain how you expect to sustain those costs.

Our response:  We have quantified the costs of feeding, breeding, and veterinary care for one or more horses for the next twelve month period and explain how we expect to sustain those costs.

9. Disclose the amount of time that you expect to elapse between identification and purchase of a brood mare and sale of a viable foal.

Our response:  We have disclosed that the amount of time that we expect to elapse between identification and purchase of a brood mare and sale of a viable foal is 1.5-2 years.

Description of Business, page 17

10. We note your disclosure that you expect to purchase up to 16 horses with the proceeds of the offering at a cost of $12,000 per horse. Please reconcile this amount with the maximum proceeds amount of $83,000 or clarify that you do not intend to buy the high category horses that you reference in this section.

Our response:  We have clarified that we do not intend to buy the high category young horses that we reference in this section.

11. Revise to explain the breeding record of the horse you presently own.

Our response:  We have revised to explain the breeding record of the horse we presently own.

12. Revise the disclosure concerning your sole officer and director to more clearly explain the relationships he has with horse dealers and his familiarity with the auction process. Explain what experience he has buying, selling and breeding horses.

Our response:  We have revise the disclosure concerning our sole officer and director to more clearly explain the relationships he has with horse dealers and his familiarity with the auction process, and explain what experience he has buying, selling and breeding horses.

13. We note that your offices appear to be located at the same address as Mr. Berezhnyy’s employer, Ferguson Racing Company. Please disclose what the arrangements are for the company to share the address.

Our response:  We have revised to disclose that hhis is the office provided by our President and Director, Andriy Berezhnyy which is his residence and which is located at the stable complex where he works.

Exhibits, page 41

14. Please file the subscription agreement as an exhibit.

Our response:  We have filed the subscription agreement as an exhibit.

Please direct any further comments or questions you may have to the company at alberocorp@gmail.com.

Thank you.

Sincerely,

/S/ Andriy Berezhnyy

Andriy Berezhnyy, President